NOTICE

Attached are the unaudited interim financial statements of Valcent Products Inc. [formerly, Nettron.com, Inc.] (the “Corporation”) for the period ended June 30, 2005. The Corporation’s auditor has not reviewed the attached financial statements.

VALCENT PRODUCTS INC.

“signed”

F. George Orr
Director

August 25, 2005

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Valcent Products Inc.
Interim Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	June 30	March 31
	2005	2005

ASSETS
Current
Cash and Equivalents	$(280)	$222
Accounts receivable	1,003	714
	723	936

Capital assets	-	-

	$723	$936

Liabilities and Shareholders Deficiency

Liabilities
Current
Accounts payable and accrued liabilities	$20,861	$238,886

Shareholders deficiency
Share capital	3,234,029	2,999,420
Deficit	(3,254,167)	(3,237,370)
	(20,138)	(237,950)

	$723	$936

On behalf of the board:

"Douglas E Ford " Director "F. George Orr " Director

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Valcent Products Inc.
Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three months ended June 30
	2005	2004

Expenses
Amortization	-	-
Bank charges and interest	54	41
Filing and transfer agent	9,029	3,301
Management fees (Note 3)	3,000	1,500
Office and miscellaneous	189	-
Professional Fees	2,670	5,435
Rent	1,500	1,500
Telephone and utilities	-	-
Travel	-	-
Wages benefits and contract labour	-	-
Website servicing	-	-

Total Expenses	16,442	11,777

Loss from operations	16,442	11,777
Other Income (expense)
Interest Income	-	-
Foreign exchange gain (loss)	355	2,072

Loss from continued operations	16,797	9,705

Net loss for the period	16,797	9,705
Deficit, beginning of period	(3,237,370)	(3,191,676)
Deficit, end of period	(3,254,167)	(3,201,381)
Loss per share-basic and diluted
From continued operations	(0.001)	$(0.001)

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Valcent Products Inc.
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three months ended June 30
	2005	2004

Cash provided by (used in)
Operating activities
Loss from continued operations	(16,797)	(9,705)
Items not involving cash
Amortization of capital assets
Write-down of capital assets

Changes in non-cash
working capital items	(16,295)	12,793

Cash from operations and
Increase (decrease) in cash during period	(502)	3,088

Cash, beginning of period	222	-

Cash, end of period	(280)	3,088

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Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
June 30, 2005

1. Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web” until March 24, 2004 when these operations were discontinued due to difficulties encountered in raising financing. During the year ended March 31, 2005 the Company reached an agreement in principle, subject to due diligence and entering into formal documentation, to acquire a license to certain proprietary technology owned by arms-length parties (see License Acquisition and Private Placement Note 6).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at June 30, 2005, the Company has accumulated losses totaling $3,254,167 and had a working capital deficiency of $20,138. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2. Share Capital

Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:
    Common shares

	Number of Shares	Amount
Balance, March 31, 2005	6,435,374	$2,999,420
Consolidation 1 new for 3 old during the period	(4,290,249)	-
Dept Sett;ement	1,605,000	221,407
Balance, June 30, 2005	3,750,125	$3,234,029

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Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
June 30, 2005

2. Share Capital (cont)

During the three months ended June 30, 2005 the Company consolidated its common shares three for one and issued 1,605,000 post-consolidated common shares, for the settlement of $221,407 of debt, resulting in the issued share capital being 3,750,125 common shares.

Subsequent to June 30, 2005 Company entered into a license acquisition agreement and a private placement whereby certain common shares have been issued or may be issued (see Note 6).

(b) Stock options
Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), a total of 10% of the Company’s issued common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange or any other exchange that the Company lists its common shares. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

As at March 31, 2004 the Company had outstanding stock options whereby 612,500 shares could be acquired as to 512,500 shares at $0.44 until September 10, 2004 and 100,000 shares at $2.00 until March 27, 2005. All of these options expired unexercised and no options remained outstanding as at March 31, 2005.

Subsequent to March 31, 2005 the Company amended the Plan and instituted a new stock option plan (the “US Plan”). The US Plan is applicable to residents of the United States and options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares. The amended terms of the Plan call for the total aggregate number of options that can be granted under both the Plan and the US Plan be no more than 10% of the issued number of common shares.

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Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
June 30, 2005

3. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) Included in accounts payable and accrued liabilities is $158,359 (2004 - $106,039) due to directors and companies controlled by directors. Subsequent to June 30, 2005 $153,349 of this balance was settled by way of the issuance of 1,106,486 common shares.

(b) During the three-month periods ended June 30, 2005 and 2004, the Company paid or accrued fees to directors and companies controlled by directors for the following services The Company paid fees to directors and companies controlled by directors for the

	2005	2004
Management fees	3,000	1,500
Rent	1,500	1,500

4. Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, and the discontinuation of the Internet marketing service “Cupid’s Web” on March 24, 2004, the Company now is not operating. The company’s principal offices are located in British Columbia, Canada.

5. Direct Costs

There are no direct costs to disclose

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Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
June 30, 2005

6. License Acquisition and Private Placement

Subsequent to June 30, 2005 the Company completed a licensing agreement for the exclusive worldwide marketing rights to a Skincare System, a Duster and a Garden Kit and a right of first offer on future products developed by MK Enterprises LLC. The Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares, of which 10,041,317 have been issued and the balance reserved for issuance, pay a $125,000 U.S. license fee, pay costs related to the development of the products since March 17, 2005 and royalties as to $10 U.S. per Skincare System unit sold, $2 U.S. per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 per year also beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 U.S. per year.

In conjunction with the master license agreement the Company also engaged the services of MK Enterprises LLC to consult on the development of the products for $156,000 US per year plus a relocation allowance of $8,000.

To finance the purchase of the license agreement and to provide working capital for its development the Company has issued $1,500,000 U.S. in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 US in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at $0.50 U.S. for three years and one class B warrant which will entitle him to purchase an additional common shares at $0.75 U.S. for three years. The holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 U.S. The Company may, subject to notice provisions and the common shares trading above $1.50 U.S. per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest. In conjunction with this financing the Company has paid a finders fees of 10% of the gross proceeds in cash, 500,000 common shares, 300,000 finders A warrants whereby the holders shall have the right to purchase 300,0000 common shares at $0.50 U.S. per share for three years and 500,000 finders B warrants whereby the holders shall have the right to purchase 500,0000 common shares at $0.75 U.S. per share for three years.

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7. List of Directors and Officers

As at June 30, 2005, the directors and officers of Nettron.Com, Inc. are as follows:

Edward D. Ford - Director
Douglas E. Ford - Secretary & Director & Acting President
Gary E. Read - Director
Larry F. Robb - Director

Subsequent to June 30, 2005 Mr. Edward Ford, Mr. Gary Read and Mr. Malcolm Rogers have resigned from the Company’s board of directors and they have been replaced with Mr. F. George Orr and Mr. Carlton Parfitt. Mr. Orr is an accountant who has been active with public companies for several years and has also been active with MK Enterprises LLC where he was assigned a portion of the shares and royalties noted above. Mr. Parfitt is an independent businessman. Mr. Douglas Ford resigned his offices as acting president and secretary of the Company but has retained his directorship. Mr. Orr has been appointed the Secretary of the Company. Mr. Glen Kertz, an independent businessman and shareholder and president of MK Enterprises LLC has been appointed as the Company’s new acting president.
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